

October 12, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (763) 226-2725

Revis L. Stephenson III
Chairman and Chief Executive Officer
10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305

>   **Re: Advanced BioEnergy, LLC**
>   **Registration Statement on Form SB-2**
>   **Filed September 13, 2006**
>   **File No. 333-137299**
>   **Amendment to Form 10-QSB for the period ended June 30, 2006**
>   **Filed September 13, 2006**

Dear Mr. Stephenson:

   We have reviewed your filings and have the following comments. We have confined the scope of our review to the items commented upon below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please revise your document to discuss your acquisition of Indiana Renewable Fuels in greater detail. In revising your disclosure, please discuss the purpose of the acquisition. Tell us what consideration you have given to including financial

statements of Indiana Renewable Fuels in the registration statement pursuant to Rule 3-05 of Regulation S-X. We may have additional comments upon review of your response.

2. The report of your auditor and multiple locations in your document refer to audited financial statements for the nine months ended June 30, 2006, and for the period from inception to September 30, 2005. We note, however, that your Form 10-QSB for the period ended June 30, 2006, indicates that the financial statements contained therein are unaudited. Please confirm that your financial statements as of June 30, 2006, were in fact audited within the meaning of Item 310(a) of Regulation S-B or, alternatively, revise throughout your document to clearly indicate that these are interim financial statements reviewed by your auditor within the meaning of Item 310(b) of Regulation S-B.

3. Please be advised that the guidelines provided by Securities Act Release No. 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests and Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities, such as those you are offering. In addition to the more specific comments set forth in this letter, please review and revise your filing as applicable to comply with this release and guide. For example, please see Part II.A.3.a of the release for example of risks you should consider highlighting on the cover page of the prospectus. We may have further comments.

4. Under an appropriately descriptive subheading in the prospectus, please discuss the prior performance and success of your promoters and their affiliates in conducting similar offerings and projects. We note disclosure that Fagen is expected to advise your board and has been, and is expected to be, involved in substantially all material aspects of your formation, capital formation and operations. We believe that Fagen is a promoter within the meaning of Rule 405 of Regulation C, and it appears that you will rely heavily on the expertise of Fagen and ICM in building and operating your plants. Prior performance information should be provided in a narrative and tabular format, and should accurately reflect the promoters' ability to carry out this offering and manage this project. Please see Section II.A.3(f) and II.B.3(b) of Securities Act Release No. 33-6900 and references therein to Industry Guide 5. You should also include a brief summary of this information in the prospectus summary. If the promoters have not been successful in conducting any similar offerings and managing other projects, please include appropriate risk factor disclosure as well.

Cover page

5. Your cover page contains detailed information about your use of proceeds and the Nebraska plant. Please remove this information from the cover page, as it is not required by Item 501 of Regulation S-B and also appears in the summary section. Instead, include a brief description of the securities, including, for example, that there is limited transferability, unique tax consequences and voting rights only associated with membership in the limited liability company. See Item 501 of Regulation S-B.

Industry and Market Data, page iii

6. We note your statement that "industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information." Please delete this qualification, as you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of information contained in the filing.

Membership and Our Operating Agreement, page 3

7. We note that you briefly mention the limited transferability of the units. Please expand this disclosure to clarify when a "transfer is permitted". Please also disclose whether you have developed an exit strategy for the holders of the units. If no such plan exists, please also revise your risk factor entitled "We have placed significant restrictions on transferability of units" on page 17 to clarify that the units ay remain illiquid for the life of the company.

Subscription Procedures, page 4

8. Please disclose your anticipated time frame for determining whether you will accept or reject subscriptions. In this regard, we note that the subscription agreement states that you may not consider the acceptance or rejection of investors' subscriptions until a future date near the end of the offering, which appears to be as late as August 31, 2007. Please also disclose any terms as well as your timing for returning escrowed funds to investors.

9. Please explain the purpose of the escrow. In this regard, we note risk factor disclosure stating that investors will not be allowed to withdraw their investments. The reference to an escrow suggests that investors will have some opportunity to reclaim their investment prior to the release of funds to the company.

We are not experienced in selling securities . . . , page 16

    10. Please reconcile your statement that your executive officers and directors have limited or no experience with public offerings of securities with the fact that you conducted a registered public offering of securities on a best efforts, minimum-maximum basis in 2005.

We may have conflicting financial interests with Fagen, Inc., . . . , page 21

    11. Please elaborate on the nature of the conflicts that you might have with Fagen.

Estimated Use of Proceeds, page 35

    12. Please revise your disclosure in this section to clarify the amount of proceeds you will use for each purpose. If your use of proceeds for a particular purpose is contingent upon certain events, disclose what these events are and when you expect them to occur. In addition, the chart for the Indiana plant that appears on page 37 indicates that you will devote proceeds of $40 million to that facility regardless of whether you sell 3.75 million units or 2 million units. If this is the case, please revise your narrative discussion to disclose the priority of each purpose for which you will use the proceeds, including proceeds in excess of $40 million as well as how you plan to allocate proceeds if you receive less than $40 million. For example, how much of the proceeds do you intend to use to "continue planning" the Minnesota plant? If you raise less than $40 million of proceeds, will you allocate any portion of it to the Minnesota plant planning, or will your first priority be to fund the Indiana plant?

Estimated Sources of Funds, page 36

    13. Please explain why you provide two tables for estimated sources of funds for the Indiana plant that are identical, except for the assumption that you have sold the maximum or 2,000,000 units. Consider whether the disclosure might be better understood if you provided a single table accompanied by textual disclosure that the table assumes that at least 2,000,000 units are sold in the offering, and that this is the minimum amount of the offering you believe is necessary to sell to obtain all of the additional funding required to complete the Indiana plant.

Description of Business, page 45

    14. Please consider revising your document to disclose the address of your website. See Regulation S-B, Item 101(c)(3).

Certain Relationships and Related Transactions, page 59

15. As disclosed elsewhere in your filing, Fagen is a holder of more than 5% of your units and has been and is expected to be involved in substantially all material aspects of your formation, capital formation and operations. Please include all of the information required by Item 404 for Fagen as a principal shareholder and a promoter.

Plan of Distribution, page 61
The Offering, page 62

16. Please identify the executive officers and directors through whom you will be offering units, and state whether they are registered as broker-dealers under Section 15 of the Exchange Act or under similarly applicable state laws. If the persons participating in the distribution are not registered broker-dealers, analyze in detail how each such person qualifies for an exemption from registration. If you intend to rely on the Rule 3a4-1 safe harbor, please provide a detailed legal analysis addressing the applicability of this provision in light of your prior registered offering of membership units.

Suitability of Investors, page 62

17. Revise the third and fourth bullet points to specify the states in which you are registering this offering and in which the securities department or other regulatory authority has approved or disapproved the securities, respectively.

Federal Income Tax Consequences of Owning Our Units, page 71

18. Please revise your discussion here to clearly state that the discussion under this heading constitutes the opinion of Faegre & Benson LLP. Submit a revised Exhibit 8.1 that similarly states the prospectus disclosure, rather than Exhibit 8.1 itself, constitutes the tax opinion of counsel. The revised Exhibit 8.1 should not contain the statement that the prospectus disclosure "is a general description of the principal federal income tax consequences that are expected to arise . . . ."

Additional Information, page 79

19. Please revise the address of the SEC's public reference room to its present address: 100 F Street, N.E., Washington, DC 20549.

20. We note the recent completion of your fiscal year. If you determine that you are subject to the registration requirements of Section 12(g) of the Exchange Act, revise the second paragraph of your disclosure to address such registration, as well as the implications for shareholder before and after the effectiveness of such

registration. If you must register the units under the Exchange Act, please also revise your risk factor entitled "You may have limited access to information . . ." on page 18.

Part II
Item 28. Undertakings, page II-4

21. Provide all of the undertakings listed in Item 512(a) of Regulation S-K, as required by paragraph (a)(3) to Rule 415 of Regulation C.

Amendment to Form 10-QSB for the Period Ended June 30, 2006

22. Please tell us what consideration you gave to providing revised disclosure with respect to your disclosure controls and procedures, as required by Item 3 of Form 10-QSB, in light of your September 13, 2006, Form 8-K disclosing that your previously issued financial statements must be restated. If you deem it appropriate, amend Form 10-QSB to provide this information.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Peter J. Ekberg (*via facsimile* 612/766-1600)
     Jonathan R. Zimmerman
     Faegre & Benson LLP
     2200 Wells Fargo Center
     Minneapolis, Minnesota 55402-3901